SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 5)*

Perfect World Co., Ltd.

(Name of Issuer)

Class A ordinary shares

Class B ordinary shares

(Title of Class of Securities)

G7006J100

(CUSIP Number)

December 31, 2013 (1) (2)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1) The reporting persons filing this Schedule 13G inadvertently failed to file an amendment when originally due, but have made this corrective filing when the oversight was discovered. Although this amendment was not timely filed, the security ownership of the reporting persons was otherwise fully disclosed in the Annual Report on Form 20-F of Perfect World Co., Ltd. for the year ended December 31, 2013 filed on April 29, 2014 (the “Annual Report”). The ownership totals stated herein reflect the reporting persons’ holdings as of December 31, 2013 (the date of the event requiring the filing of this amendment to Schedule 13G), with footnotes (or other such identifiers) also reflecting the current holdings (and other relevant information) of the reporting persons’ as of the date hereof for purposes of comparison.

(2) The reporting persons are filing this amendment to Schedule 13G solely because of a change in beneficial ownership relating to certain options to acquire shares of the Issuer granted to the reporting persons that vested and became exercisable during the year ended December 31, 2013. The security ownership of the reporting persons set forth in the Annual Report under “Item 6. Directors, Senior Management and Employees—E. Share Ownership” included the number of options that had vested and were exercisable in the year 2013 and the number of options that had vested and became exercisable between January 1, 2014 to 60 days after March 31, 2014.

CUSIP No. G7006J100		Schedule 13 G

1	Name of Reporting Person Perfect Human Holding Company Limited I.R.S. Identification No. of Above Persons (Entities Only) N/A
2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 41,459,425 ordinary shares.(1) Michael Yufeng Chi may also be deemed to have sole voting power with respect to these shares.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 41,459,425 ordinary shares.(1) Michael Yufeng Chi may also be deemed to have sole dispositive power with respect to these shares.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 41,459,425 ordinary shares.(2)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11	Percent of Class Represented by Amount in Row 9 16.8%(3)
12	Type of Reporting Person* CO

(1)

As of December 31, 2013, includes (i) 27,542,625 Class A ordinary shares, and (ii) 13,916,800 Class B ordinary shares. Each Class A ordinary share is convertible at the option of the holder into one Class B ordinary share. The rights of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting rights. Each Class A ordinary share is entitled to ten votes per share, whereas each Class B ordinary share is entitled to one vote per share.

As of the date hereof, Perfect Human Holding Company Limited has sole voting and dispositive power with respect to 40,959,425 ordinary shares, which includes 27,542,625 Class A ordinary shares and 13,416,800 Class B ordinary shares. Each Class A ordinary share is convertible at the option of the holder into one Class B ordinary share. The rights of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting rights. Each Class A ordinary share is entitled to ten votes per share, whereas each Class B ordinary share is entitled to one vote per share. Michael Yufeng Chi may also be deemed to have sole voting power with respect to the above shares.

(2)	As of the date hereof, Perfect Human Holding Limited beneficially owns in the aggregate 40,959,425 ordinary shares.

(3)

As of December 31, 2013, an aggregate of 246,980,060 ordinary shares were outstanding (excluding shares issued to the ADS depositary in anticipation of the future exercise of options).

As of the date hereof, Perfect Human Holding Company Limited beneficially owned 16.5% of the total ordinary shares of the Issuer (based on a total of 248,937,530 ordinary shares of the Issuer as of April 26, 2015, which includes 29,671,195 Class A ordinary shares and 219,266,335 Class B ordinary shares issued and outstanding (excluding shares issued to the ADS depositary in anticipation of the future exercise of options)).

CUSIP No. G7006J100		Schedule 13 G

1	Name of Reporting Person Michael Yufeng Chi I.R.S. Identification No. of Above Persons (Entities Only) N/A
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 42,271,835 ordinary shares.(1) Perfect Human Holding Company Limited may also be deemed to have sole voting power with respect to 41,459,425 of these shares.(2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 42,271,835 ordinary shares.(1) Perfect Human Holding Company Limited may also be deemed to have sole dispositive power with respect to 41,459,425 of these shares.(2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,271,835 ordinary shares(3)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
11	Percent of Class Represented by Amount in Row 9 17.1%(4)
12	Type of Reporting Person* IN

(1)

As of December 31, 2013, includes (i) 27,542,625 Class A ordinary shares, (ii) 13,916,800 Class B ordinary shares, and (iii) options to purchase a total of 812,410 Class B ordinary shares underlying the options granted to Mr. Michael Yufeng Chi which are exercisable within 60 days after December 31, 2013 (excluding options granted but not exercisable within such 60-day period). Each Class A ordinary share is convertible at the option of the holder into one Class B ordinary share. The rights of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting rights. Each Class A ordinary share is entitled to ten votes per share, whereas each Class B ordinary share is entitled to one vote per share.

As of the date hereof, Mr. Michael Yufeng Chi has sole voting and dispositive power with respect to 41,927,825 ordinary shares, which includes (i) 27,542,625 Class A ordinary shares, (ii) 13,416,800 Class B ordinary shares, and (iii) options to purchase a total of 968,400 Class B ordinary shares underlying the options granted to Mr. Michael Yufeng Chi which are exercisable within 60 days after the date hereof. Each Class A ordinary share is convertible at the option of the holder into one Class B ordinary share. The rights of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting rights. Each Class A ordinary share is entitled to ten votes per share, whereas each Class B ordinary share is entitled to one vote per share.

(2)	As of the date hereof, Perfect Human Holding Company Limited may also be deemed to have sole voting and dispositive power with respect to 40,959,425 ordinary shares of the above shares.

(3)	As of the date hereof, Mr. Chi beneficially owns in the aggregate 41,927,825 ordinary shares.

(4)

As of December 31, 2013, based on a total of 246,980,060 ordinary shares outstanding (excluding shares issued to the ADS depositary in anticipation of the future exercise of options) and options to purchase a total of 812,410 Class B ordinary shares underlying the options granted to Mr. Michael Yufeng Chi which are exercisable within 60 days after December 31, 2013.

As of the date hereof, Mr. Chi beneficially owned 16.8% of the total ordinary shares of the Issuer (based on a total of 249,905,930 ordinary shares of the Issuer, which includes (i) 29,671,195 Class A ordinary shares and 219,266,335 Class B ordinary shares issued and outstanding (excluding shares issued to the ADS depositary in anticipation of the future exercise of options) as of April 26, 2015, and (ii) 968,400 Class B ordinary shares underlying the options granted to Mr. Michael Yufeng Chi which are exercisable within 60 days after the date hereof). In addition, based on the number of issued and outstanding ordinary shares of the Issuer (excluding shares issued to the ADS depositary in anticipation of the future exercise of options) as of April 26, 2015, the 27,542,625 Class A ordinary shares beneficially owned by Mr. Michael Yufeng Chi as of the date hereof represent 92.8% of the total Class A ordinary shares of the Issuer as of April 26, 2015, and the 27,542,625 Class A ordinary shares and 13,416,800 Class B ordinary shares beneficially owned by Mr. Chi as of the date hereof represent approximately 56.0% of the total voting rights in the Issuer as of April 26, 2015.

PRELIMINARY NOTE This Amendment No. 5 to Schedule 13G modifies and supplements the Schedule 13G initially filed on February 13, 2008, as amended (the “Statement”), with respect to the Class A and Class B ordinary shares, par value $0.0001 per share, of Perfect World Co., Ltd., a Cayman Islands company. Except to the extent supplemented by the information contained in this Amendment No. 5, the Statement, as amended as provided herein, remains in full force and effect.

ITEM 1 (a).	NAME OF ISSUER: Perfect World Co., Ltd. (the “Issuer”)
ITEM 1 (b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: Perfect World Plaza, Tower 306, 86 Beiyuan Road Chaoyang District, Beijing 100101, People’s Republic of China

ITEM 2 (a).	NAME OF PERSON FILING: Perfect Human Holding Company Limited Michael Yufeng Chi
ITEM 2 (b).

ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Perfect Human Holding Company Limited
P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands
c/o Michael Yufeng Chi
Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District, Beijing 100101, People’s Republic of China
Michael Yufeng Chi
Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District, Beijing 100101, People’s Republic of China

ITEM 2 (c).	CITIZENSHIP: The place of organization of Perfect Human Holding Company Limited is British Virgin Islands. Michael Yufeng Chi is a citizen of the People’s Republic of China.
ITEM 2 (d).	TITLE OF CLASS OF SECURITIES: ordinary shares
ITEM 2 (e).	CUSIP NUMBER: G7006J100

ITEM 3.	NOT APPLICABLE

ITEM 4.	OWNERSHIP:
The following information with respect to the ownership of the ordinary shares of the Issuer by the Reporting Person is provided as of December 31, 2013:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Perfect Human Holding Company Limited	41,459,425	16.8%	41,459,425	0	41,459,425	0

Michael Yufeng Chi	42,271,835	17.1%	42,271,835	0	42,271,835	0

The above share amounts assume conversion of all Class A ordinary shares into the same number of Class B ordinary shares. Mr. Michael Yufeng Chi may be deemed to be the beneficial owner of 812,410 Class B ordinary shares of the Issuer underlying the options granted to Mr. Michael Yufeng Chi which are exercisable within 60 days after December 31, 2013. Perfect Human Holding Company Limited, a British Virgin Islands company controlled by Mr. Michael Yufeng Chi, directly holds 27,542,625 Class A ordinary shares and beneficially holds 13,916,800 Class B ordinary shares. Michael Yufeng Chi is the sole director of Perfect Human Holding Company Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Michael Yufeng Chi may be deemed to beneficially own all of the shares held by Perfect Human Holding Company Limited in the Issuer.

The following information with respect to the ownership of the ordinary shares of the Issuer by the Reporting Person is provided as of the date hereof:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Perfect Human Holding Company Limited	40,959,425	16.5%	40,959,425	0	40,959,425	0

Michael Yufeng Chi	41,927,825	16.8%	41,927,825	0	41,927,825	0

The above share amounts assume conversion of all Class A ordinary shares into the same number of Class B ordinary shares. Mr. Michael Yufeng Chi may be deemed to be the beneficial owner of 968,400 Class B ordinary shares of the Issuer underlying the options granted to Mr. Michael Yufeng Chi which are exercisable within 60 days after the date hereof. Perfect Human Holding Company Limited, a British Virgin Islands company controlled by Mr. Michael Yufeng Chi, directly holds 27,542,625 Class A ordinary shares and beneficially holds 13,416,800 Class B ordinary shares. Michael Yufeng Chi is the sole director of Perfect Human Holding Company Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Michael Yufeng Chi may be deemed to beneficially own all of the shares held by Perfect Human Holding Company Limited in the Issuer.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable

ITEM 10.	CERTIFICATION:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2015

Perfect Human Holding Company Limited	By:	/s/ Michael Yufeng Chi
		Name:	Michael Yufeng Chi
		Title:	Director

Michael Yufeng Chi	By:	/s/ Michael Yufeng Chi
Name: Michael Yufeng Chi

LIST OF EXHIBITS

Exhibit No.	Description

99.(A)	Joint Filing Agreement